UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND

SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: Kraft Foods Inc. 1-16483

Kraft Foods Group, Inc. TIP Plan

(formerly Kraft Foods Global, Inc. TIP Plan)

(Full title of the plan)

KRAFT FOODS INC.

Three Lakes Drive

Northfield, Illinois 60093-2753

(Name of issuer of the securities held pursuant to the plan

and address of its principal executive office)

KRAFT FOODS GLOBAL, INC. TIP PLAN

ANNUAL REPORT ON FORM 11-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

Page No.
Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2011 and 2010	4

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2011	5

Notes to Financial Statements	6

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2011	24

Signatures	25

Exhibit:

23.1 Consent of Crowe Horwath LLP, Independent Registered Public Accounting Firm

All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Kraft Foods Global, Inc. Management Committee for Employee Benefits and

      the Participants of the Kraft Foods Global, Inc. TIP Plan

Kraft Foods Global, Inc.

Northfield, Illinois

We have audited the accompanying statements of net assets available for benefits of the Kraft Foods Global, Inc. TIP Plan (“the Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2011 financial statements taken as a whole.

/s/ Crowe Horwath LLP

Oak Brook, Illinois

June 25, 2012

KRAFT FOODS GLOBAL, INC. TIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

at December 31, 2011 and 2010

(in thousands of dollars)

	2011	2010
Assets:
Investment in Master Trust, at fair value (Notes 2 and 3)	$549,629	$507,114
Receivables:
Employee contribution	–	334
Notes receivable from participants	17,704	17,380

Total receivables	17,704	17,714

Total assets	567,333	524,828

Liabilities:
General and administrative expenses payable	(96)	(95)

Total liabilities	(96)	(95)

Net assets, reflecting all investments at fair value	567,237	524,733

Adjustments from fair value to contract value for investment in Master Trust from fully benefit- responsive investment contracts	(7,377)	(5,035)

Net assets available for benefits	$559,860	$519,698

The accompanying notes are an integral part of these financial statements.

KRAFT FOODS GLOBAL, INC. TIP PLAN

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

for the Year Ended December 31, 2011

(in thousands of dollars)

2011
Additions to net assets attributed to:
Net investment income from Master Trust (Notes 2 and 3)	$47,209
Interest from notes receivable from participants	580
Employer contributions	5,437
Participant contributions	26,014

Total additions	79,240

Deductions from net assets attributed to:
Distributions and withdrawals	(37,421)
General and administrative expenses	(1,657)

Total deductions	(39,078)

Increase in net assets available for benefits	40,162

Net assets available for benefits:
Beginning of year	519,698

End of year	$559,860

The accompanying notes are an integral part of these financial statements.

Kraft Foods Global, Inc. TIP Plan

Notes to Financial Statements

1. Description of the Plan:

General:

The Kraft Foods Global, Inc. TIP Plan (the “Plan”) is a defined contribution plan designed to encourage employees to save for retirement by providing eligible employees with an opportunity to invest a portion of their compensation and thereby share in contributions from Kraft Foods Global, Inc. (“Kraft Foods”). Kraft Foods is a wholly owned subsidiary of Kraft Foods, Inc. Participants should refer to the official Plan document that legally governs the operation of the Plan for a complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986 (the “Code”).

The Management Committee for Employee Benefits of Kraft Foods Global, Inc. (the “Management Committee”) is responsible for plan design. The Plan vests the Kraft Foods Global, Inc. Administrative Committee (the “Administrative Committee”) with authority to control and manage the non-investment operations of the Plan. The Benefits Investment Committee is responsible for selecting the investment options in which participants elect to invest their Plan accounts, appointing investment managers to manage one or more of the investment options and monitoring the performance of the investment options. The Administrative Committee and the Benefits Investment Committee are hereinafter collectively referred to as the “Fiduciaries.”

Contributions:

Participant Contributions:

Hourly employees of Kraft Foods who are represented by designated collective bargaining units are eligible to participate in the Plan. The benefits offered under the Plan may vary, depending upon the job location of the employee and the collective bargaining unit of which he or she is a member. After completing up to one year of service, eligible employees can make voluntary, tax-deferred and/or after-tax contributions.

The amount of both tax-deferred and after-tax contributions expressed as a percentage of eligible pay may vary from year to year and may depend on the location and bargaining unit. Some eligible employees may elect to contribute up to 10% of their base rate of compensation, but contributions from base compensation over $15,000 may not exceed 6%. Other eligible employees (including employees at Naperville, Illinois and certain other facilities) may elect to contribute up to 16% of their eligible pay, but only contributions not in excess of 6% of pay are eligible for Kraft Foods Matching Contributions described below. Still other eligible employees (including employees at Visalia, California and certain other facilities) may elect to contribute up to 16% of their eligible pay, but do not have a company match.

Participants who will be age 50 or older by the end of a Plan year are eligible to make tax-deferred catch-up contributions up to $5,500 for 2011. The aggregate contributions made by participants may not cause the Plan to violate limitations on such contributions set forth in the Code. The Code also imposes a dollar limitation on the amount of tax-deferred contributions for a calendar year. A participant’s tax-deferred contributions were limited to $16,500 for 2011.

Kraft Foods Global, Inc. TIP Plan

Notes to Financial Statements, Continued

Automatic Enrollment:

Newly hired, eligible employees are enrolled automatically with a 2% tax-deferred contribution rate, invested in the Plan’s default investment option. Employees may opt out of the automatic enrollment, stop contributions, modify their contribution rate, or change investment elections at any time. Employees hired at certain locations after December 31, 2010 will have their tax-deferred contribution rate automatically increased by 1% annually, up to a maximum of 6%, starting with the first year after they are automatically enrolled in the Plan.

Employer Matching Contributions:

Some eligible employees who make tax-deferred and/or after-tax contributions are eligible to receive matching contributions from Kraft Foods (the “Kraft Foods Matching Contributions”). Kraft Foods Matching Contributions are based on the amount of each participant’s contributions to the Plan, subject to certain limitations under the Code. The amount of Kraft Foods Matching Contributions is negotiated with each collective bargaining unit representing eligible employees. The amount of Kraft Foods Matching Contributions varies from 15% to 50% of each participant’s match-eligible contributions.

Employer Basic Contribution:

Eligible employees at certain locations hired after December 31, 2010, who are not eligible to participate in a Kraft Foods pension plan, automatically receive a basic contribution equal to 3% of the employee’s eligible pay (the “Kraft Foods Basic Contributions”).

Employee Stock Ownership Plan:

The employee stock ownership plan (“ESOP”) portion of the Plan permits participants who have an investment in the Kraft Foods Stock Fund, which is invested in Kraft Foods Inc. Class A common stock (“Kraft Foods Common Stock”) and cash, to elect, no later than the business day immediately preceding an ex-dividend date with respect to a cash dividend payable on shares of Kraft Foods Common Stock, to have the dividend paid to them in cash or have the dividend reinvested in additional units of the Kraft Foods Stock Fund.

Voting Rights:

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account. Kraft Foods is required to make sure the participant receives proxy materials prior to the time the voting rights are to be exercised. Participant votes are tabulated by the transfer agent and communicated to the Trustee. The Trustee generally is required to vote any allocated shares for which instructions have not been given by a participant in the same proportion for which the Trustee received participant direction.

Participant Accounts and Investment Options:

Each participant’s Plan accounts, which may include a Kraft Foods Matching Contributions account, a tax-deferred contributions account, an after-tax contributions account, a rollover account, a prior plan account, and for certain participants hired after December 31, 2010, a

Kraft Foods Global, Inc. TIP Plan

Notes to Financial Statements, Continued

Kraft Foods Basic Contributions account, are credited with the participant’s contributions, and the Kraft Foods Matching Contributions and the Kraft Foods Basic Contributions, as applicable, and the allocated share of the investment activities of each investment option in which he or she participates. Each participant directs the investment of his or her account to any of the investment options available under the Plan, including Kraft Foods Common Stock.

Vesting:

Each participant is at all times fully vested (1) in the balance held in his or her tax-deferred contributions account, after-tax contributions account, rollover account and prior plan account, (2) in the balance held in his or her Kraft Foods Matching Contributions account attributable to amounts contributed before January 1, 1986 or transferred from the General Foods Employee Stock Ownership Plan and (3) in his or her share (if any) of dividends paid on the Altria Stock Fund, the PMI Stock Fund or the Kraft Foods Stock Fund (including with respect to the Kraft Foods Matching Contributions and Kraft Foods Basic Contributions accounts to the extent invested in such funds). A participant will fully vest in the Kraft Foods Matching Contributions and Kraft Foods Basic Contributions accounts upon attainment of age 55; permanent and total disability or death while employed by Kraft Foods, or any of its affiliates; involuntary termination due to a change in control of Kraft Foods Inc., or upon a termination of the Plan (see Note 6). Otherwise, a participant who is employed by Kraft Foods, or any of its affiliates, will vest in the Kraft Foods Matching Contributions account and Kraft Foods Basic Contributions account based on the number of years of vesting service determined in accordance with the following schedule:

Years of Service	Vested Percentage
Less than 2	0%
2 but less than 3	25%
3 but less than 4	50%
4 but less than 5	75%
5 or more	100%

Kraft Foods Matching Contributions forfeited by terminated participants are used to reduce future Kraft Foods Matching Contributions and Kraft Foods Basic Contributions to the Plan.

Distributions and Withdrawals:

A participant may take a distribution of his or her Plan accounts following a separation from service or attainment of age 59 1/2. Upon termination of employment, including retirement, a participant has numerous options available, as described in the Plan, with respect to the distribution of his or her Plan accounts.

Participants may make in-service withdrawals in accordance with the provisions outlined in the Plan.

Kraft Foods Global, Inc. TIP Plan

Notes to Financial Statements, Continued

Notes Receivable from Participants:

The notes receivable program permits participants to borrow from their Plan accounts in accordance with the provisions outlined in the Plan. Interest on notes receivable from participants is charged at rates based on the Citibank Prime Rate, with terms from one to five years. The minimum notes receivable amount is $1,000 and the maximum notes receivable amount is the lesser of $50,000 minus the participant’s highest notes receivable balance in the preceding 12 months or the combined value in the participant’s tax-deferred contributions account, after-tax contributions account and rollover account.

A participant’s notes receivable account equals the original principal amount less principal repayments. The principal amounts of notes receivable repayments reduce the notes receivable account and are added back to the participant’s Plan accounts in the reverse order in which they were charged. The repaid amount (including interest) is reinvested in the investment options according to the participant’s investment directions in effect at the time of repayment. Interest rates on notes receivable ranged from 3.22% to 10.5% for the year ended December 31, 2011.

Master Trust:

Assets of the Plan are co-invested with the assets of other defined contribution plans sponsored by Kraft Foods in a commingled investment fund known as the Kraft Foods Savings Plan Master Trust (the “Master Trust”) for which State Street Bank and Trust Company serves as the trustee.

2. Summary of Significant Accounting Policies:

Basis of Presentation:

The financial statements are prepared using the accrual basis of accounting.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires the Fiduciaries to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Actual results could differ from those estimates.

Kraft Foods Global, Inc. TIP Plan

Notes to Financial Statements, Continued

Risks and Uncertainties:

The Plan and Master Trust provide for various investment options. Investments, in general, are exposed to various risks, such as interest rate, credit, liquidity and overall market volatility. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is reasonably possible that changes in the values of investments will occur in the near term and that these changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Reporting of Guaranteed Investment Contracts:

The statements of net assets available for benefits present fully benefit-responsive investment contracts at fair value within the net investment in Master Trust line item with a separate line item to adjust from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis. Contract value is the relevant measurement criteria since contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Valuation of Investment in Master Trust:

Each participating plan holds units of participation in the Master Trust. Net assets, investment income, and administrative expenses relating to the Master Trust are allocated to the individual plans based upon their interest in each of the underlying participant-directed investments.

Valuation of the Plan and Master Trust’s Investments:

Investments of the Plan and the Master Trust are reported at fair value. The Plan’s interest in the Master Trust is reported at estimated fair value based upon the fair values of the underlying investments held within the Master Trust. US GAAP defines fair value as the price that would be received by the Plan and the Master Trust for an asset or paid by the Plan and the Master Trust to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s and the Master Trust’s principal or most advantageous market for the asset or liability. The guidance establishes a fair value hierarchy which requires the Plan and the Master Trust to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Kraft Foods Global, Inc. TIP Plan

Notes to Financial Statements, Continued

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan and those held as underlying investments of the Master Trust.

Equities: Equities are valued using quoted market prices. Securities listed on national and international exchanges are principally valued at the regular trading session closing price on the exchange or market in which these securities are principally traded on the last business day of each period presented (level 1 inputs).

U. S. Government securities: U. S. government securities are valued at the closing price reported in the active market in which the individual security is traded (level 1 inputs).

Corporate bonds, international sovereign and other fixed income securities: Corporate bonds and international sovereigns are valued based on yields currently available on comparable securities of issuers with similar credit ratings (level 2 inputs). When quoted prices are not available for similar bonds, the bond is valued using matrix pricing, a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (level 2 inputs). Agency-backed bonds, asset-backed securities, mortgage-backed securities, and municipal bonds are valued based on evaluation methodology where prices are based on a compilation of primary observable market information, the value is imputed based on the conversion ratio and other security specific information, or a broker quote in a non-active market (level 2 inputs). Evaluation methodology relies on inputs that may include, but are not limited to, treasury or floating index benchmarks, other benchmark yields, base spreads, spread adjustments, yield-to-maturity, swap curves, prepayment speeds, cash flows, ratings updates, collateral performance and collateral type.

Registered Investment Company: The fair value of the registered investment company is determined by obtaining quoted prices on nationally recognized security exchanges (level 1 input). The investment objective of the registered investment company is a combination of current income and capital growth and holds a diversified mix of domestic and international equities, domestic and international investment grade bonds, domestic high yield bonds, and investment grade money market instruments.

Collective trusts: The fair values of participation units held in collective trusts, other than stable value funds, are based on their net asset values, as reported by the managers of the collective trusts and as supported by the unit prices of actual purchase and sale transactions

Kraft Foods Global, Inc. TIP Plan

Notes to Financial Statements, Continued

occurring as of or close to the financial statement date (level 2 inputs). The investment objectives and underlying investments of the collective trusts vary. The investment objective of the domestic large cap equity collective trust is capital growth and dividend income through investment in the companies in the Standard & Poor’s 500 Stock Index (the S&P 500). The investment objective of the domestic mid/small cap equity collective trust is capital growth and dividend income through investment in the companies in the Russell Small Cap Completeness Index. There are two international equity collective trusts that are primarily invested in stocks of companies based outside the U.S. The investment objective of these trusts are capital growth and dividend income through investment in common stocks of international companies by broadly tracking the MSCI Europe, Australia, and Far East (EAFE) Index with Japan GDP weighted and the MSCI EMU stock index. The investment objective of the blended collective trusts are to provide varying degrees of long-term appreciation and capital preservation through exposure to a broadly diversified, actively managed global portfolio of securities for investors who have reach their retirement date or with a targeted retirement dates near 2015, 2025, 2035 and 2045. As of December 31, 2011 the benchmark for the blended collective trusts’ are the Morningstar Lifetime Conservative 2010, 2015, 2025, 2035 and 2045 indices. The investments provide daily redemptions by the Plan with no advance notice requirements, and have redemption prices that are determined by the fund’s net asset value per unit.

Investment contracts: The fair value of traditional guaranteed investment contracts (“GICs”) is calculated using the income approach by discounting the contractual cash flows based on current yields of similar instruments with comparable durations (level 3 inputs). The fair value of each synthetic GIC wrapper is calculated using the replacement cost approach by discounting the difference between the indicative replacement cost and the current annual fee multiplied by the notional dollar amount of the contract based on the appropriate published Bloomberg credit curve, as of December 31 (level 3 inputs).

The contract value of GICs represents contributions made under the contract and reinvested income, less any withdrawals plus accrued interest. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Short-term investments: Short-term investments largely consist of a collective trust, the fair value of which is based on the net asset value report by the manager of the collective trust and supported by the unit prices of actual purchase and sale transactions. Issuances and redemptions of participant units are made on each business day. Participant units are typically purchased and redeemed at a constant net asset value of $1.00 per unit. In the event that a significant disparity develops between the constant net asset value and the fair value-based net asset value of the Fund, the Trustee may determine that continued issuance or redemption at a constant $1.00 net asset value would create inequitable results for the Fund’s unitholders. In these circumstances, the Trustee, in its sole discretion and acting on behalf of the Fund’s unitholders, may direct that units be issued or redeemed at the fair value-based net asset value until such time as the disparity between the fair value-based and the constant net asset value per unit is deemed to be immaterial. The short-term collective trust is designed to provide safety of principal, daily liquidity, and a competitive yield by investing in high quality money market instruments.

Kraft Foods Global, Inc. TIP Plan

Notes to Financial Statements, Continued

Investment Transactions and Investment Income:

Investment transactions of the Plan and Master Trust are accounted for on the date the purchase or sale is executed. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.

In accordance with the policy of stating investments at fair value, the net appreciation / (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation / (depreciation) of investments held at year-end. Realized gains or losses from security transactions are reported on the average cost method.

Contributions:

Participants’ contributions are recorded in the period in which they are withheld by Kraft Foods. Kraft Foods Matching Contributions are recorded in the same period that participants’ contributions are recorded.

Distributions and Withdrawals:

Distributions and withdrawals are recorded when paid.

General and Administrative Expenses:

Investment management fees and brokerage commissions are charged against the net asset value of the specific investment option and reduce investment return.

Administrative fees such as trustee fees, participant recordkeeping, communications, investment advisory, audit and legal fees are paid by the Master Trust.

Notes Receivable from Participants:

Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Kraft Foods Global, Inc. TIP Plan

Notes to Financial Statements, Continued

3. Master Trust Investments:

The Plan had a 9% interest in the Master Trust at December 31, 2011 and 2010.

At December 31, 2011 and 2010, the net assets of the Master Trust were (in thousands of dollars):

	2011	2010
Investments at fair value:
Investment contracts	$1,367,253	$1,303,792
Collective trusts	2,025,278	2,155,997
Registered investment company	382,865	401,733
U.S. Government securities	207,047	200,623
Altria common stock	345,415	314,018
Kraft Foods common stock	596,621	505,700
PMI common stock	923,067	753,263
Short-term investments	142,032	69,940

Total investments	5,989,578	5,705,066
Receivables:
Interest and dividend income	24,561	25,055
Other	996	362

Total assets	6,015,135	5,730,483
Liabilities:
Other	(26,994)	(1,390)
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(80,371)	(56,886)

Net assets	$5,907,770	$5,672,207

Plan’s interest therein	$542,252	$502,079

Kraft Foods Global, Inc. TIP Plan

Notes to Financial Statements, Continued

The Master Trust’s investment income for the year ended December 31, 2011 is summarized as follows (in thousands of dollars):

Interest and dividends	$113,830
Net depreciation in collective trusts	(100,934)
Net depreciation in registered investment company	(7,479)
Net appreciation in U.S. government securities	7,347
Net appreciation in Altria common stock	60,577
Net appreciation in Kraft Foods common stock	93,115
Net appreciation in PMI common stock	243,902

Investment income	$410,358

Plan’s interest therein	$47,209

Kraft Foods Global, Inc. TIP Plan

Notes to Financial Statements, Continued

Assets of the Master Trust that are measured at fair value on a recurring basis as of December 31, 2011 and 2010 are summarized below:

	Investment Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
	(in thousands)
Investment contracts:
Traditional GIC wrapper	$–	$–	$24,729	$24,729
Synthetic GIC wrappers	–	–	3,223	3,223
Collective trust - Mortgage-backed security fund	–	472,712		472,712
U.S. Government securities	271,051	–	–	271,051
Asset-backed securities	–	104,669	–	104,669
Mortgage-backed securities	–	160,486	–	160,486
Corporate bonds	–	194,903	–	194,903
Agency bonds	–	110,592	–	110,592
Municipality and state bonds	–	12,267	–	12,267
Foreign government bonds	–	12,621	–	12,621

Investment contracts subtotal:	271,051	1,068,250	27,952	1,367,253
Collective trusts:
Domestic equity fund - large cap	–	748,367	–	748,367
Domestic equity fund - mid/small cap	–	433,538	–	433,538
International equity fund - large cap	–	380,977	–	380,977
Blended fund	–	462,396	–	462,396

Collective trusts subtotal:	–	2,025,278	–	2,025,278
Registered investment company - Blended fund	382,865	–	–	382,865
U.S. Government securities	197,203	–	–	197,203
Municipality and state bonds	–	9,844	–	9,844
Equities:
Altria common stock	345,415	–	–	345,415
Kraft Foods common stock	596,621	–	–	596,621
PMI common stock	923,067	–	–	923,067
Short-term investments	–	142,032	–	142,032

Total investment assets at fair value	$2,716,222	$3,245,404	$27,952	$5,989,578

There were no significant transfers between Level 1 and Level 2 during 2011.

Kraft Foods Global, Inc. TIP Plan

Notes to Financial Statements, Continued

	Investment Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
	(in thousands)
Investment contracts:
Synthetic GIC wrappers	$–	$–	$4,654	$4,654
Collective trust - Mortgage-backed security fund	–	444,195		444,195
U.S. Government securities	200,641	–	–	200,641
Asset-backed securities	–	134,920	–	134,920
Mortgage-backed securities	–	182,496	–	182,496
Corporate bonds	–	215,268	–	215,268
Agency bonds	–	108,752	–	108,752
Municipality and state bonds	–	2,453	–	2,453
Foreign government bonds	–	10,413	–	10,413

Investment contracts subtotal:	200,641	1,098,497	4,654	1,303,792
Collective trusts:
Domestic equity fund - large cap	–	765,654	–	765,654
Domestic equity fund - mid/small cap	–	479,790	–	479,790
International equity fund - large cap	–	476,897	–	476,897
Blended fund	–	433,656	–	433,656

Collective trusts subtotal:	–	2,155,997	–	2,155,997
Registered investment company - Blended fund	401,733	–	–	401,733
U.S. Government securities	200,623	–	–	200,623
Equities:
Altria common stock	314,018	–	–	314,018
Kraft Foods common stock	505,700	–	–	505,700
PMI common stock	753,263	–	–	753,263
Short-term investments	–	69,940	–	69,940

Total investment assets at fair value	$2,375,978	$3,324,434	$4,654	$5,705,066

Kraft Foods Global, Inc. TIP Plan

Notes to Financial Statements, Continued

Below is a rollforward of the Level 3 assets, for the year ended December 31, 2011:

	January 1, 2011 Balance	Net Realized Gains/(Losses)	Net Unrealized Gains/(Losses)	Net Purchases, Issuances and Settlements	December 31, 2011 Balance
	(in thousands)
Asset Category:
Traditional GIC	$–	$–	$(271)	$25,000	$24,729
Synthetic GIC Wrapper	4,654	–	(1,431)	–	3,223

Total Level 3 investments	4,654	–	(1,702)	25,000	27,952

The net unrealized gain or loss from the investment contracts are excluded from the net investment income reported for the Master Trust, but are instead reflected in the change in the adjustment from fair value to contract value for fully benefit responsive contracts reported on the statements of net assets available for benefits.

4. Guaranteed Investment Contracts Held by Master Trust:

The Master Trust holds investments in guaranteed investment contracts as part of the Interest Income Fund investment option. The Master Trust invests in both traditional and synthetic GICs.

The traditional GICs provide a fixed return on principal over a specified period of time through fully benefit-responsive contracts issued by a third party which are backed by assets owned by the third party. The contract value and fair value of the traditional GICs was $25,062,000 and $24,729,000, respectively, at December 31, 2011. The Master Trust did not invest in traditional GICs at December 31, 2010.

The synthetic GICs provide a fixed return on principal over a specified period of time through fully benefit-responsive contracts or wrapper contracts issued by a third party. The portfolio of assets, overall of AAA credit quality, underlying the synthetic GICs includes mortgage-backed securities, U.S. government securities, asset-backed securities, corporate bonds, agency bonds, municipality and state bonds, foreign exchange cash and foreign government bonds. The contract value of the synthetic GICs was $1,261,820,000 at December 31, 2011 and $1,246,906,000 at December 31, 2010. The fair value of the synthetic GICs was $1,342,524,000 at December 31, 2011 and $1,303,792,000 at December 31, 2010.

The crediting interest rates for the synthetic GICs are calculated on a quarterly basis (or more frequently if necessary) using the contract value, and the value, yield and duration of the underlying securities, but cannot be less than zero. The crediting interest rates for the traditional GICs are either agreed to in advance with the issuer or vary based on the agreed upon formulas, but cannot be less than zero. The crediting interest rate for the Interest Income Fund was 3.35% at December 31, 2011 and 3.71% at December 31, 2010.

Kraft Foods Global, Inc. TIP Plan

Notes to Financial Statements, Continued

The relationship of future crediting rates and the adjustment to contract value reported on the statement of net assets available for benefits is provided through the mechanism of the crediting rate formula. The difference between the contract value and the fair market value of the investments of each contract is periodically amortized into each contract’s crediting rate. The amortization factor is calculated by dividing the difference between the fair market value of the investments and the contract value by the duration of the bond portfolio covered by the investment contract.

Key factors that could influence future average interest crediting rates include, but are not limited to: Plan cash flows, changes in interest rates, total return performance of the fair market value bond strategies underlying each synthetic GIC contract, default or credit failures of any of the securities, investment contracts, or other investments held in the fund, and the initiation of an extended termination (immunization) of one or more synthetic GIC contract by the manager or the contract issuer.

The average yield of the Interest Income Fund was 1.75% for 2011 and 2.47% for 2010 (calculated by taking the annualized earnings of all investment contracts in the Interest Income Fund divided by the fair value of the investment contracts in the Interest Income Fund as of the last day of the Plan year). The average yield earned by the Interest Income Fund that reflects the actual interest credited to participants was 3.17% for 2011 and 3.55% for 2010 (calculated by annualizing the one-day interest credited to participants as of the last day of the Plan year and dividing the annualized earnings by the fair value of the Interest Income Fund on the last day of the Plan year).

There are certain events not initiated by Plan participants that limit the ability of the Plan to transact with the issuer of a GIC at its contract value. Specific coverage provided by each traditional GIC and synthetic GIC may be different from each issuer, and can be found in the individual traditional GIC or synthetic GIC contracts held by the Plan. Examples of these events include, but are not limited to: the Plan’s failure to qualify under the Code; full or partial termination of the Plan; involuntary termination of employment as a result of a corporate merger, divestiture, spin-off, or other significant business restructuring, which may include early retirement incentive programs or bankruptcy; changes to the Plan’s administration which decreases employee or employer contributions, the establishment of a competing plan by the Plan sponsor, the introduction of a competing investment option, or other Plan amendments that have not been approved by the contract issuers; dissemination of a participant communication that is designed to induce participants to transfer assets from the stable value option; and events resulting in a material and adverse financial impact on the contract issuer, including changes in the tax code, laws or regulations.

The Plan Fiduciaries do not believe that the occurrence of any of these events, which would limit the Plan’s ability to transact with the issuer of a GIC at its contract value with participants, is probable.

Contract issuers are not allowed to terminate any of the above traditional GICs and synthetic GICs and settle at an amount different from contract value unless there is a breach of the contract which is not corrected within the applicable cure period. Actions that will result in

Kraft Foods Global, Inc. TIP Plan

Notes to Financial Statements, Continued

a breach (after any relevant cure period) include, but are not limited to: material misrepresentation; failure to pay synthetic GIC fees or any other payment due under the contract; and failure to adhere to investment guidelines.

5. Transactions with Parties-in-Interest:

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

The Fiduciaries are not aware of any prohibited transactions between the Plan and Master Trust and a party-in-interest (as defined by ERISA). The Master Trust had $597 million at December 31, 2011 and $506 million at December 31, 2010 in Kraft Foods Common Stock, which is exempt from the party-in-interest transaction prohibitions of ERISA. The Master Trust recorded dividend income and net realized gains of $18,396,000 and $18,928,000 from investments in Kraft Foods Common Stock during the year ended December 31, 2011. The Master Trust invests in collective trusts issued by State Street Bank and Trust Company, the Trustee of the Master Trust and the Plan, and managed by its affiliates; collective trusts issued by The Northern Trust Company, an investment manager, and managed by its affiliates; collective trusts issued by UBS Global Asset Management Trust Company, an investment manager, and managed by its affiliates; and a registered investment company managed by DWS Scudder, an investment manager, and its affiliates, which are also exempt parties-in-interest transactions. The Master Trust invests in investment contracts and the fees paid to issuers of the contracts qualify as exempt parties-in-interest transactions. Notes receivable from participants are also party-in-interest transactions that are exempt.

Actual fees paid by the Plan for investment management, recordkeeping and consulting services, also qualify as parties-in-interest transactions and are included in administrative expenses in the accompanying financial statements. Kraft Foods pays certain expenses for the administration of the Plan.

These transactions are exempt from the party-in interest transaction prohibitions of ERISA.

6. Plan Termination:

The Board of Directors of Kraft Foods and the Management Committee have the right, subject to the applicable provisions of ERISA and the Code, to amend (retroactively or otherwise) the Plan, suspend Kraft Foods Matching Contributions to the Plan or terminate the Plan. However, no such action may deprive any participant or beneficiary under the Plan of any vested right. In the event the Plan is terminated or partially terminated (within the meaning of the Code), each affected participant will become fully vested in the balance of his or her Kraft Foods Matching Contributions account.

7. Tax Status:

By letter dated July 2, 2002, the Internal Revenue Service (IRS) determined that the Plan, as amended and in effect as of December 15, 2001, is a qualified plan under Section 401(a) of the Code and that the ESOP portion of the Plan is a stock bonus plan as described in

Kraft Foods Global, Inc. TIP Plan

Notes to Financial Statements, Continued

Sections 401(a) and 4975(e) of the Code. The Plan has been amended since the receipt of the determination letter; however, the Fiduciaries believe that the Plan continues to be designed and operated in accordance with the applicable provisions of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements. A determination letter request with respect to the Plan as amended and restated was filed with the IRS on January 31, 2011 and is still pending.

8. Reconciliation of Plan’s Financial Statements to Form 5500:

The following is a reconciliation of net assets per the financial statements to the Form 5500 as of December 31, 2011 and 2010 (in thousands):

	2011	2010
Net assets available for benefits per the financial statements	$559,860	$519,698

Adjustment from contract value to fair value for fully benefit- responsive investment contracts	7,377	5,035

Distributions and withdrawals payable	(608)	(14)

Net assets per the Form 5500	$566,629	$524,719

Investment contracts are shown at fair value on the Form 5500. Additionally, amounts currently payable to or for participants are recorded as required on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

The following is a reconciliation of the increase in net assets available for benefits per the financial statements to the net income per the Form 5500 for the year ended December 31, 2011 (in thousands):

Increase in net assets available for benefits per the financial statements	$40,162

Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	2,342

Change in distributions and withdrawals payable	(594)

Net income per the Form 5500	$41,910

Kraft Foods Global, Inc. TIP Plan

Notes to Financial Statements, Continued

9. Subsequent Events:

Effective March 16, 2012, Kraft Foods Global, Inc. changed its name to Kraft Foods Group, Inc. and the Plan has been amended to reflect this name change.

Kraft Foods Inc. has announced its intent to spin-off its wholly-owned subsidiary, Kraft Foods Group, Inc., by the end of 2012. As of the spin-off date, Kraft Foods Group will become an independent publicly traded company operating a North American grocery business. Kraft Foods Inc. will be a separate publicly traded company operating a global snack business and change its name to Mondelēz International, Inc. (“Mondelēz”). As part of this transaction, it is expected that the assets and liabilities of the Plan attributable to all active Mondelēz employees and certain former Cadbury employees will be transferred to a defined contribution plan that will be sponsored by Mondelēz effective as of the spin-off. It is expected that the terms and features of the Mondelēz defined contribution plan will substantially mirror the terms and features of the Plan.

Supplemental Schedule

KRAFT FOODS GLOBAL, INC. TIP PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

at December 31, 2011

Name of Plan Sponsor: Kraft Foods Global, Inc.

Employer Identification Number: 36-3083135

Three Digit Plan Number: 001

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

*	Notes receivable from participants	Interest rates ranging from 3.22% to 10.5% as of December 31, 2011; Maturity dates of loans range from 01/01/2012 to 01/31/2017	**	$17,704,343

		Total		$17,704,343

*	Indicates a permitted party-in-interest.
**	Cost information is not required for participant-directed investments and therefore has not been included in this schedule.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Kraft Foods Global, Inc. Administrative Committee, having administrative responsibility of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

KRAFT FOODS GROUP, INC. TIP PLAN (formerly Kraft Foods Global, Inc. TIP Plan)
(Name of Plan)

By	/s/ Jill K. Youman

Jill K. Youman
Vice President Human Resources, Benefits
Kraft Foods Group, Inc. Date: June 25, 2012